FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the Month of March, 2005

HANSON PLC

(Translation of registrant's name into English)

1 Grosvenor Place, London, SW1X 7JH, England

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.]

Form 20-F X      Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes         No X

March 7, 2005

Hanson acquires Thermalite from Etex for GBP120m

Hanson PLC, the international building materials company, has acquired Thermalite, the UK manufacturer and supplier of aircrete lightweight concrete blocks, from Etex Group S.A. for a cash consideration of GBP120 million (subject to a post completion working capital adjustment).

Thermalite is the UK market leader in aircrete blocks with production facilities located in Newbury, West Thurrock and Sutton Coldfield supported by two distribution centres and a sales office. Thermalite's annual production exceeds one million cubic metres of aircrete blocks and it employs approximately 390 people. In the year to December 31, 2004, Thermalite generated EBITDA of GBP17.7 million (before allocation of overhead cost shared with other Etex UK operations).

Thermalite will be integrated into Hanson Building Products UK, which is one of the UK's leading suppliers of clay bricks, clay pavers, concrete blocks, bagged aggregates and pre-cast concrete flooring. The acquisition will significantly expand the concrete products range, following the recent expansion of its brick operations through the GBP65 million acquisition of Marshalls Clay Products in January. The integration of Thermalite will also create opportunities over time to further enhance earnings through operational savings.

David Szymanski, Managing Director of Hanson Building Products UK, said: "We are very pleased to be acquiring Thermalite. It is a natural fit with our existing block operations and we look forward to opportunities to develop additional production capacity in the UK market."

Commenting on the acquisition, Alan Murray, Chief Executive of Hanson PLC, said: "This acquisition is consistent with our successful strategy of growth through bolt-ons and further enhances our position in one of our core markets. We will continue to pursue further value adding acquisition opportunities."

Further information on Hanson can be found at www.hanson.biz

Inquiries:	Nick Swift / Carol Ann Walsh
Hanson PLC
+44 (0)20 7245 1245

Notes:

  Hanson is one of the world's leading heavy building materials companies. It is the largest producer of aggregates - crushed rock, sand and gravel - and one of the largest producers of concrete products, clay bricks and ready-mixed concrete in the world. Its other principal products include asphalt and concrete roof tiles and its operations are in North America, the UK, Australia, Asia Pacific and Continental Europe.

  Aircrete blocks are made through a chemical reaction of water, pulverized fuel ash, cement, lime, aluminium and additives. They are used in a variety of construction applications, including new housing, commercial construction and for repairs, maintenance and improvements. The closest physical substitutes for aircrete blocks are lightweight and dense concrete blocks. The major physical differences are their thermal insulation properties and their relatively light weight. Ease of handling and load bearing capabilities also vary between the different types of block.

  Hanson operates an e-mail distribution service for press releases and other corporate information. Registration for this service, which includes e-mail alerts five days prior to results announcements and publication of company reports, is via its website (www.hanson.biz).

  High-resolution Hanson images are available to download from Hanson's website and from www.newscast.co.uk.

Forward-looking statements made in this press release involve risks and uncertainties that could cause actual results to differ materially from those contemplated by such statements. Factors that could cause such differences are set out in detail in Hanson's Annual Report and Form 20-F and include, but are not limited to, changes in economic conditions; changes in governmental policy or legislation that could effect regulatory compliance and other operating costs especially in the USA, the UK and Australia; changes in governmental policy or legislation relating to public works expenditure and housing; potential liabilities arising out of former businesses and activities; our inability to achieve success in our acquisition strategy; the competitive market in which we operate; disruption to, or increased costs of, the supply of raw materials, energy and fuel to our business; inclement weather conditions; exchange rate fluctuations; and ineffective implementation of computer software systems. Hanson undertakes no obligation to update or revise publicly such forward looking statements, whether as a result of new information, future events or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                                                                        HANSON PLC

                                                          By:           /s/ Graham Dransfield

                                                                        Graham Dransfield
                                                                         Legal Director

Date:   March 07, 2005